July 31, 2013

BY EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Tumi Holdings, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 21, 2013
File No. 001-35495

Dear Ms. Jenkins:
Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated July 17, 2013 (the “Comment Letter”), relating to the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2012, filed by Tumi Holdings, Inc. (the “Company”) with the Commission on March 21, 2013. The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.
Form 10-K for the Year Ended December 31, 2012
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Results of Operations, page 36
Net Sales, page 38

1.
We note your response to prior comment one regarding the growth in your net sales attributed to a number of factors. To provide investors with more informative disclosure, please address the following:

a)	expand your disclosure to quantify the total impact of opening new stores and wholesale doors;

The Company acknowledges the Staff’s comment and will quantify net sales from new company-owned stores in future filings. Set forth below is an example of the Company’s proposed additional disclosure relating to net sales from new company-owned stores with respect to the year ended December 31, 2012.
. . . Additionally, we opened 19 new company-owned stores in 2012 (offset by 2 store closings), 17 of which were in North America. These new stores accounted for approximately 1/5 of the net sales increase in 2012. . . .
It is impracticable for the Company to quantify net sales from new wholesale doors. While the Company solicits information regarding the number of wholesale doors, the decision to open or close wholesale doors is solely at the discretion of the Company’s wholesale customers, who in the ordinary course of business routinely open and close doors without informing the Company on a timely or precise basis. In addition, in many cases, the Company ships to warehouses that service wholesale customers and not to individual wholesale doors. For these reasons, the Company does not possess timely and precise information on the number of new wholesale doors opened during any given period and cannot provide the direct effect new wholesale doors have on net sales in the Company’s Securities Exchange Act of 1934 filings.

b)
we understand that you offer a wide range of products and no one product introduction has a material impact on sales. However, please quantify the total impact of new product introductions, if available;

Precise information on the total impact of new product introductions is not available. The Company does not track this information as management does not manage the Company’s business in this manner. The Company generally refers to “new collections” as “new products”, but also refers to “product refreshes” (e.g., an existing product in a new color, an existing product with a different fabric or an existing product with a new feature such as a zipper or lock, etc.) as “new” internally and for inventory management purposes. The Company believes that new product introductions partially cannibalize sales of the Company’s existing products, but to quantify the effect of such cannibalization on a timely and accurate basis is effectively impossible. To do so would require the Company to make estimates and assumptions that are inherently unreliable and, in the Company’s opinion, would not be meaningful to investors and would create potential investor confusion. While the Company believes that “newness” drives traffic into stores and increases interest in the Tumi brand, any positive effect on sales of the Company’s existing products from increased traffic and brand awareness is impossible to quantify reliably.

c)
tell us and disclose whether you use any key performance indicators, including non-financial performance indicators to manage the productivity of your stores. For example: comparable store sales or similar metrics are used to assess the amount of revenue a store generated in the most recent accounting period, relative to the amount of revenue it generated in a similar period in the past.

The Company acknowledges the Staff’s comment. Section I.B of Commission Interpretive Release No. 33-8350 (2003) states that in its Management’s Discussion and Analysis of Financial Condition and Results of Operations “[a] compan[y] should identify and discuss key performance indicators, including non-financial performance indicators, that [its] management uses to manage the business and that would be material to investors.” The Company has disclosed the key performance indicators its management uses beginning on page 33 of the Form 10-K: “Key performance indicators that the Company uses to manage its business and evaluate its financial results and operating performance include adjusted EBITDA and average net sales per square foot.” The Company has also disclosed comparable store sales growth on pages 7, 31, 38 and 40 of the Form 10-K. While the Company’s management may reference other operational benchmarks (e.g., store traffic and conversion statistics) for limited purposes at a general level only, these benchmarks are inherently unreliable, and therefore neither are used by management as a key indicator in managing store productivity nor, in management’s opinion, are material to investors.
* * *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (908) 222-7861.
Sincerely,
TUMI HOLDINGS, INC.

By:
Michael J. Mardy
Chief Financial Officer, Executive Vice
President and Director

cc:    Myra Moosariparambil, Securities and Exchange Commission
Nasreen Mohammed, Securities and Exchange Commission
Jerome Griffith, Tumi Holdings, Inc.
Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP